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                          ---------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549
                             --------------------
                                   FORM T-1

                           STATEMENT OF ELIGIBILITY
                  UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                   CORPORATION DESIGNATED TO ACT AS TRUSTEE

                     CHECK IF AN APPLICATION TO DETERMINE
                     ELIGIBILITY OF A TRUSTEE PURSUANT TO
                               SECTION 305(b)(2)
                             --------------------

                      IBJ WHITEHALL BANK & TRUST COMPANY
              (Exact name of trustee as specified in its charter)




            New York                                    13-6022258
(Jurisdiction of incorporation or          (I.R.S. employer identification No.)
organization if not a U.S. national bank)

One State Street, New York, New York                         10004
(Address of principal executive offices)                    (Zip code)

                      LUIS PEREZ, ASSISTANT VICE PRESIDENT
                      IBJ WHITEHALL BANK & TRUST COMPANY
                               One State Street
                           New York, New York 10004
                                (212) 858-2000
           (Name, address and telephone number of agent for service)

                              BRADLEES, INC. and
                             BRADLEES STORES, INC.
            (Exact name of Registrant as specified in its charter)



Bradlees, Inc. - Massachusetts                         04-3156108
Bradlees Stores, Inc. - Massachusetts                  04-3220855
(State or other jurisdiction of             (I.R.S. employer identification No.)
incorporation or organization)

One Bradlees Circle
Braintree, Massachusetts                                     02184
(Address of principal executive offices)                  (Zip code)

                     9% Secured Convertible Notes Due 2004
                             --------------------
                        (Title of indenture securities)
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Item 1.  General information

               Furnish the following information as to the trustee:

      (a) Name and address of each examining or supervising authority to which it is subject.

                     New York State Banking Department
                     Two Rector Street
                     New York, New York

                     Federal Deposit Insurance Corporation
                     Washington, D.C.

                     Federal Reserve Bank of New York
                     Second District,
                     33 Liberty Street
                     New York, New York

      (b) Whether it is authorized to exercise corporate trust powers.

                                                    Yes


Item 2.  Affiliations with the Obligor.

                     If the obligor is an affiliate of the trustee, describe each such affiliation.

                     The obligor is not an affiliate of the trustee.


Item 13. Defaults by the Obligor.


      (a) State whether there is or has been a default with respect to the securities under this indenture. Explain the nature of any such default.


                                                    None
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                   (b) If the trustee is a trustee under another indenture
                       under which any other securities, or certificates of interest or participation in any other securities, of the obligors are outstanding, or is trustee for more than one outstanding series of securities under the indenture, state whether there has been a default under any such indenture or series, identify the indenture or series affected, and explain the nature of any such default.

                                 None


Item 16.       List of exhibits.

               List below all exhibits filed as part of this statement of eligibility.

        1. A copy of the Charter of IBJ Whitehall Bank & Trust Company (formerly known as IBJ Schroder Bank & Trust Company) as amended to date.

       *2. A copy of the Certificate of Authority of the trustee to Commence Business (Included in Exhibit 1 above).

       *3. A copy of the Authorization of the trustee to exercise corporate trust powers, as amended to date (See Exhibit 4 to Form T-1, Securities and Exchange Commission File No. 22-19146).

       *4. A copy of the existing By-Laws of the trustee, as amended to date
           (See Exhibit 4 to Form T-1, Securities and Exchange Commission File No. 22-19146).

        5. Not Applicable

        6. The consent of United States institutional trustee required by
           Section 321(b) of the Act.

        7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

* The Exhibits thus designated are incorporated herein by reference as exhibits hereto. Following the
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description of such Exhibits is a reference to the copy of the Exhibit heretofore filed with the Securities and Exchange Commission, to which there have been no amendments or changes.



                                 NOTE
                                 ----



In answering any item in this Statement of Eligibility which relates to matters peculiarly within the knowledge of the obligor and its directors or officers, the trustee has relied upon information furnished to it by the obligor.

Inasmuch as this Form T-1 is filed prior to the ascertainment by the trustee of all facts on which to base responsive answers to Item 2, the answer to said Item is based on incomplete information.

Item 2, may, however, be considered as correct unless amended by an amendment to this Form T-1.

Pursuant to General Instruction B, the trustee has responded to Items 1, 2 and 16 of this form since to the best knowledge of the trustee as indicated in Item 13, the obligor is not in default under any indenture under which the applicant is trustee.
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                            SIGNATURE
                            ---------

     Pursuant to the requirements of the Trust Indenture Act of 1939, the trustee, IBJ Whitehall Bank & Trust Company, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility & qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York, and State of New York, on the 25th day of January, 1999.

                            IBJ WHITEHALL BANK & TRUST COMPANY



                            By: ________________________________
                            Luis Perez
                            Assistant Vice President
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                                   SIGNATURE
                                   ---------

     Pursuant to the requirements of the Trust Indenture Act of 1939, the trustee, IBJ Whitehall Bank & Trust Company, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility & qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York, and State of New York, on the 25th day of January, 1999.



                                IBJ WHITEHALL BANK & TRUST COMPANY



                                By:   /s/Luis Perez
                                    -------------------------------
                                     Luis Perez
                                     Assistant Vice President